Mail Stop 7010



November 9, 2005


Via U.S. mail and facsimile

Mr. Kenneth L. Walker
General Counsel
Sealy Corporation
One Office Parkway
Trinity, NC 27370

Re: 	Sealy Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed October 28, 2005
File No. 333-126280

Dear Mr. Walker:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Developments, page 7

1. Please revise here and on page 51 to disclose whether you were able to return to normal production and delivery schedules by the end of October 2005.

2. Please revise to give investors a sense for what you mean by cost increases for polyurethane foam, to the extent that these are quantifiable.

Risk Factors, page 17

Our profitability may be materially and adversely affected by increases in..., page 17

3. Given your new disclosure concerning risks related to the Gulf Coast hurricanes, please break into a separate risk factor the information regarding risks related to supply by third party vendors.
4. In your new risk factor, please explain what you mean by "significant temporary disruption." We note your disclosure that you are unable to quantify the impact. Are you able to qualify the impact, however? For example, were facilities destroyed in the hurricane or merely shut down? If facilities were shut down, how long will this last? What percentage of your foam does the supplier provide? Can you qualify "temporarily" with respect to the vendors` inability to supply you with foam? Will this affect the roll out of the TrueForm product line or other specialty bedding offerings you planned to introduce? Please revise to provide more detail to investors to enable them to better understand the risk.

Dividend Policy, page 30

5. Please revise here and on page 9 to remove disclosure of your intended dividend amount or demonstrate your ability to pay the regular quarterly dividend.

Principal and Selling Stockholders, page 98

6. We reissue comment 54 from our initial comment letter dated
July
29, 2005. In this regard, we note that you represented to us in your initial response letter that that you would provide this requested information once the selling stockholders were identified.

7. We reissue comment 55 from our initial comment letter dated
July
29, 2005. In this regard, refer to Item 4S of the Regulation S-K section of the Supplement to the Manual of Publicly Available
Telephone Interpretations, dated March 1999.

Underwriting, page 119

8. We note your supplemental response to comment 63 from our initial comment letter dated July 29, 2005. Please confirm that there have been no material changes to Lehman Brothers` procedures since they were approved by the staff.

9. Please elaborate on the "certain advisory services" provided by the independent consultant, name that consultant and disclose the amount paid.

Exhibit 5.1

10. Please have counsel revise the first sentence of the first paragraph of its opinion to include the SEC file number of your registration statement.

11. We note the qualifications set forth in clause (1)(a) of the opinion. Counsel may not limit its opinion in this manner. Please revise accordingly.
12. Please have counsel revise to indicate that the form of definitive underwriting agreement is filed as an exhibit to the Registration Statement.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Joseph H. Kaufman, Esq.
Mr. Edward P. Tolley III, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
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Mr. Kenneth L. Walker
Sealy Corporation
November 9, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE